MANAGEMENT’S REPORT TO THE UNITHOLDERS

Management is responsible for the preparation of the financial statements. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for maintaining a system of internal controls that provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is produced in a timely manner. The Audit Committee of the Board of Directors meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

External auditors, appointed by the unitholders, have examined the financial statements. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

/s/ Keith Conrad

Keith Conrad
President and Chief Executive Officer
Calgary, Canada

MARCH 29, 2006